Exhibit 99.1
[Letterhead of Netherland, Sewell & Associates, Inc.]
October 13, 2010
Mr. Matthew D. Cabell
Seneca Resources Corporation
1201 Louisiana Street, Suite 400
Houston, Texas 77002
Dear Mr. Cabell:
In accordance with your request, we have audited the estimates prepared by Seneca Resources Corporation (Seneca), as of September 30, 2010, of the proved reserves and future revenue to the Seneca interest in certain oil and gas properties located in the United States and the Gulf of Mexico. It is our understanding that the proved reserves estimates shown herein constitute all of the proved reserves owned by Seneca. We have examined the estimates with respect to reserves quantities, reserves categorization, future producing rates, future net revenue, and the present value of such future net revenue, using the definitions set forth in U.S. Securities and Exchange Commission (SEC) Regulation S-X Rule 4-10(a). The estimates of reserves and future revenue have been prepared in accordance with the definitions and guidelines of the SEC and, with the exception of the exclusion of future income taxes, conform to the FASB Accounting Standards Codification Topic 932, Extractive Activities—Oil and Gas. This report has been prepared for Seneca’s use in filing with the SEC.
The following table sets forth Seneca’s estimates of the net reserves and future net revenue, as of September 30, 2010, for the audited properties:

All Properties
	Net Reserves		Future Net Revenue (M$)
	Oil	Gas		Present Worth
Category	(MBBL)	(MMCF)	Total	at 10%
Proved Developed	37,681.4	296,287.7	2,799,122	1,333,957
Proved Undeveloped	7,557.9	132,125.4	681,215	244,269

Total Proved	45,239.3	428,413.1	3,480,337	1,578,226
For the purposes of this audit, the properties were divided into sections for the East Coast, Gulf Coast, and West Coast Divisions. The following tables set forth Seneca’s estimates of the net reserves and future net revenue by division, as of September 30, 2010, for the audited properties:

East Coast Division
	Net Reserves		Future Net Revenue (M$)
	Oil	Gas		Present Worth
Category	(MBBL)	(MMCF)	Total	at 10%
Proved Developed	263.1	210,816.5	612,919	362,791
Proved Undeveloped	5.9	120,445.7	292,923	116,148

Total Proved	269.0	331,262.2	905,842	478,939

Gulf Coast Division
	Net Reserves		Future Net Revenue (M$)
	Oil	Gas		Present Worth
Category	(MBBL)	(MMCF)	Total	at 10%
Proved Developed	1,065.8	19,292.8	57,943	56,067
Proved Undeveloped	437.7	6,134.4	30,284	19,843

Total Proved	1,503.5	25,427.2	88,227	75,910

West Coast Division
	Net Reserves		Future Net Revenue (M$)
	Oil	Gas		Present Worth
Category	(MBBL)	(MMCF)	Total	at 10%
Proved Developed	36,352.6	66,178.5	2,128,261	915,098
Proved Undeveloped	7,114.2	5,545.2	358,008	108,278

Total Proved	43,466.8	71,723.7	2,486,269	1,023,376
In addition, the East Coast Division was further subdivided into sections for the Marcellus and Other Regions. The following tables set forth Seneca’s estimates of the net reserves and future net revenue by region, as of September 30, 2010, for the audited East Coast Division properties:

East Coast Division – Marcellus Region
	Net Reserves		Future Net Revenue (M$)
	Oil	Gas		Present Worth
Category	(MBBL)	(MMCF)	Total	at 10%
Proved Developed	0.0	91,223.7	293,580	198,008
Proved Undeveloped	0.0	110,003.7	277,175	114,700

Total Proved	0.0	201,227.4	570,755	312,708

East Coast Division – Other Region
	Net Reserves		Future Net Revenue (M$)
	Oil	Gas		Present Worth
Category	(MBBL)	(MMCF)	Total	at 10%
Proved Developed	263.1	119,592.7	319,339	164,783
Proved Undeveloped	5.9	10,442.0	15,748	1,448

Total Proved	269.0	130,034.7	335,087	166,231
The oil reserves shown include crude oil and condensate. Oil volumes are expressed in thousands of barrels (MBBL); a barrel is equivalent to 42 United States gallons. Gas volumes are expressed in millions of cubic feet (MMCF) at standard temperature and pressure bases.
When compared on a field-by-field basis, some of the estimates of Seneca are greater and some are less than the estimates of Netherland, Sewell & Associates, Inc. However, in our opinion the estimates of Seneca’s proved reserves and future revenue shown herein are, in the aggregate, reasonable and are within the recommended 10 percent tolerance threshold set forth in the Standards Pertaining to the Estimating and Auditing of Oil and Gas

Reserves Information promulgated by the Society of Petroleum Engineers (SPE). We are satisfied with the methods and procedures used by Seneca in preparing the September 30, 2010, estimates of reserves and future revenue, and we saw nothing of an unusual nature that would cause us to take exception with the estimates, in the aggregate, as prepared by Seneca.
The estimates shown herein are for proved reserves. Seneca’s estimates do not include probable or possible reserves that may exist for these properties, nor do they include any value for undeveloped acreage beyond those tracts for which undeveloped reserves have been estimated. Reserves categorization conveys the relative degree of certainty; reserves subcategorization is based on development and production status. The estimates of reserves and future revenue included herein have not been adjusted for risk.
Prices used by Seneca are based on the 12-month unweighted arithmetic average of the first-day-of-the-month price for each month in the period October 2009 through September 2010. For oil volumes, the average regional posted prices are adjusted by field for quality, transportation fees, and local price differentials. For gas volumes, the average regional spot prices are adjusted by field for energy content, transportation fees, and local price differentials. The tables following this letter set forth the regional oil and gas index prices by field or region. All prices are held constant throughout the lives of the properties. The average adjusted product prices weighted by production over the remaining lives of the properties are $72.11 per barrel of oil and $4.707 per MCF of gas.
Lease and well operating costs used by Seneca are based on historical operating expense records. These costs include the per-well overhead expenses allowed under joint operating agreements along with estimates of costs to be incurred at and below the district and field levels. Headquarters general and administrative overhead expenses of Seneca are not included. Lease and well operating costs are held constant throughout the lives of the properties. Seneca’s estimates of capital costs are included as required for workovers, new development wells, production equipment, and abandonment. The future capital costs are held constant to the date of expenditure.
The reserves shown in this report are estimates only and should not be construed as exact quantities. Proved reserves are those quantities of oil and gas which, by analysis of engineering and geoscience data, can be estimated with reasonable certainty to be economically producible. If the reserves are recovered, the revenues therefrom and the costs related thereto could be more or less than the estimated amounts. Because of governmental policies and uncertainties of supply and demand, the sales rates, prices received for the reserves, and costs incurred in recovering such reserves may vary from assumptions made while preparing these estimates. Estimates of reserves may increase or decrease as a result of future operations, market conditions, or changes in regulations.
It should be understood that our audit does not constitute a complete reserves study of the audited oil and gas properties. Our audit consisted primarily of substantive testing, wherein we conducted a detailed review of all properties. In the conduct of our audit, we have not independently verified the accuracy and completeness of information and data furnished by Seneca with respect to ownership interests, oil and gas production, well test data, historical costs of operation and development, product prices, or any agreements relating to current and future operations of the properties and sales of production. However, if in the course of our examination something came to our attention that brought into question the validity or sufficiency of any such information or data, we did not rely on such information or data until we had satisfactorily resolved our questions relating thereto or had independently verified such information or data. We used standard engineering and geoscience methods, or a combination of methods, such as performance analysis, volumetric analysis, and analogy, that we considered to be appropriate and necessary to establish the conclusions set forth herein. Our audit did not include a review of Seneca’s overall reserves management processes and practices.
Our expertise is in petroleum engineering, geoscience, and petrophysical interpretation, not legal or accounting matters; we are not accountants, attorneys, or landmen. As in all aspects of oil and gas evaluation, there are uncertainties inherent in the interpretation of engineering and geoscience data; therefore, our conclusions necessarily represent only informed professional judgment.

Supporting data documenting this audit, along with data provided by Seneca, are on file in our office. The technical persons responsible for conducting this audit meet the requirements regarding qualifications, independence, objectivity, and confidentiality set forth in the Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserves Information promulgated by the SPE. We are independent petroleum engineers, geologists, geophysicists, and petrophysicists; we do not own an interest in these properties and are not employed on a contingent basis.

Sincerely,

NETHERLAND, SEWELL & ASSOCIATES, INC.
Texas Registered Engineering Firm F-002699

By:	/s/ C.H. (Scott) Rees III C.H. (Scott) Rees III, P.E.
Chairman and Chief Executive Officer

By:	/s/ Richard B. Talley, Jr. Richard B. Talley, Jr., P.E. 102425	By:	/s/ Mike K. Norton Mike K. Norton, P.G. 441
	Vice President		Senior Vice President

Date Signed: October 13, 2010		Date Signed: October 13, 2010
RBT:EBL